UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. __)
Atlantica, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
049143209
(CUSIP Number)
June 29, 2007
(Date of Event Which Requires Filing of this Statement)
Mirabella Holdings, LLC c/o Richland, Gordon & Company 9330 Sears Tower 233 South Wacker Drive Chicago, Illinois 60606 Telephone: (312) 382-9330 Attn: Alan D. Gordon
with a copy to: Hughes Hubbard & Reed LLP One Battery Park Plaza New York, NY 10004 Telephone: (212) 837-6000 Attn: Michael Weinsier
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 40.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

SCHEDULE 13D
CUSIP No. 049143209	Page 2 of 9

1	NAME OF REPORTING PERSONS Mirabella Holdings, LLC S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,966,872
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,966,872
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,966,872
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.0%
14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D
CUSIP No. 049143209	Page 3 of 9

1	NAME OF REPORTING PERSONS Alan D. Gordon GS Trust S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,966,872
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,966,872
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,966,872
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.0%
14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D
CUSIP No. 049143209	Page 4 of 9

1	NAME OF REPORTING PERSONS Alan D. Gordon S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,966,872
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,966,872
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,966,872
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.0%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D
CUSIP No. 049143209	Page 5 of 9

Item 1.   Security and Issuer

The class of equity security to which this statement relates is the common stock, par value $0.0001 per share (the “Shares”), of Atlantica, Inc., a Utah corporation (“Atlantica”).  The name and address of the principal executive offices of the Issuer are:

Atlantica, Inc.
4685 S. Highland Drive, Suite #202
Salt Lake City, Utah 84117

Item 2.   Identity and Background

(a)-(c) The undersigned hereby file this Schedule 13D Statement on behalf of (i) Mirabella Holdings, LLC (“Mirabella”); (ii) the Alan D. Gordon GS Trust (the “Trust”); and (iii) Alan D. Gordon (“Mr. Gordon”). Mirabella, the Trust and Mr. Gordon are sometimes referred to herein as the “Reporting Persons.”

The address of the principal business and the principal office of Mirabella is c/o Richland, Gordon & Company, 9330 Sears Tower, 233 South Wacker Drive, Chicago, Illinois  60606.  The name, business address, present principal occupation or employment and citizenship of each executive officer of Mirabella is set forth on Schedule A. Mirabella is a Delaware limited liability company owned by the Trust.

The address of the principal business and the principal office of the Trust is c/o Richland, Gordon & Company, 9330 Sears Tower, 233 South Wacker Drive, Chicago, Illinois  60606.

The address of the principal business and the principal office of Mr. Gordon is c/o Richland, Gordon & Company, 9330 Sears Tower, 233 South Wacker Drive, Chicago, Illinois  60606.  Mr. Gordon has served as the Chairman and Chief Executive Officer of Richland, Gordon & Company, a private investment firm, since 1983, has also served as the President of Mirabella since 2007, and has been the trustee of the Trust since 2000.

(d) During the past five years, neither the persons referred to in Paragraph (a) above nor, to the best of Mirabella’s knowledge, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither the persons referred to in Paragraph (a) above nor, to the best of Mirabella’s knowledge, any of the persons listed on Schedule A attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Gordon is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

The 1,966,872 Shares of Atlantica beneficially owned by the Reporting Persons were directly acquired by Mirabella as described in Item 4 below with available cash on hand.

SCHEDULE 13D
CUSIP No. 049143209	Page 6 of 9

Item 4.   Purpose of the Transaction

Pursuant to a Stock Purchase Agreement (the “Stock Purchase Agreement”) entered into on June 29, 2007, among Mirabella, Duane S. Jenson, Travis T. Jenson, Thomas J. Howells, Leonard W. Burningham (collectively with Duane S. Jenson, Travis T. Jenson and Thomas J. Howells, the “Sellers”), and Leonard W. Burningham, as the representative of the Sellers (the “Sellers’ Representative”), Mirabella acquired from the Sellers a total of 1,966,872 Shares, representing 80.0% of Atlantica’s currently outstanding Shares, for a purchase price of $525,000 in cash (the “Purchase Price”).  Pursuant to an Escrow Agreement (the “Escrow Agreement”) entered into among Mirabella, the Sellers’ Representative and the escrow agent thereunder, contemporaneously with the Stock Purchase Agreement, $75,000 of the Purchase Price was placed in escrow for a period of 12 months following the closing to fund any potential post-closing indemnification obligations of the Sellers to Mirabella under the Stock Purchase Agreement.  The Stock Purchase Agreement provides that, at the time of the closing, Atlantica had no assets, no liabilities and no active business or operations.

In addition, pursuant to a Share Escrow and Reset Agreement (the “Reset Agreement”) entered into among Mirabella, the Sellers’ Representative, the Sellers, Atlantica and the escrow agent thereunder contemporaneously with the Stock Purchase Agreement, the Sellers placed in escrow an additional 423,928 Shares currently owned by them (the “Escrow Shares”), which represent all but 70 of the remaining Shares owned by the Sellers.  Pursuant to the Reset Agreement, upon the acquisition by Atlantica, within five years following the closing under the Stock Purchase Agreement, of one or more companies having a combined enterprise value of at least $10 million (“Threshold Acquisitions”), the Escrow Shares will reset, at that time, to a number of newly-issued Shares that will represent (collectively with the 70 Shares previously retained by the Sellers) 5% of Atlantica’s then fully-diluted common stock.  In the event that Threshold Acquisitions do not occur within that five-year period, all of the Escrow Shares will be released to the Sellers without any reissuance or adjustment in their amount.  The Stock Purchase Agreement, the Escrow Agreement and the Reset Agreement were filed as exhibits to Atlantica’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 3, 2007.  The transaction closed on June 29, 2007.

Item 5.    Interest in Securities of the Issuer

(a) and (b) The number of Shares of Atlantica beneficially owned by the Reporting Persons are as follows:

Name	Aggregate Number of Shares Owned	Percentage of Outstanding (1)
Mirabella	1,966,872	80.0%
Trust	1,966,872 (2)	80.0%
Alan D. Gordon	1,966,872 (3)	80.0%

(1)	Based on 2,458,590 Shares outstanding as of June 29, 2007

(2)	Includes 1,966,872 Shares owned by Mirabella. The Trust owns Mirabella and in such capacity may be deemed to have voting and dispositive power over the shares owned by Mirabella.

SCHEDULE 13D
CUSIP No. 049143209	Page 7 of 9

The Trust disclaims beneficial ownership, within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of such shares, except to the extent of its pecuniary interest therein.

(3)
Includes 1,966,872 Shares owned by Mirabella, which is owned by the Trust. Mr. Gordon is the trustee of the Trust and in such capacity may be deemed to have voting and dispositive power over the shares owned by Mirabella. Mr. Gordon disclaims beneficial ownership, within the meaning of Section 16 of the Exchange Act, of such shares, except to the extent of his pecuniary interest therein.

(c)           Inapplicable

(d)           Inapplicable.

(e)           Inapplicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See response to Item 4.

A copy of the Stock Purchase Agreement is included herewith as Exhibit 2.1 and is incorporated herein by reference.

A copy of the Reset Agreement is included herewith as Exhibit 2.2 and is incorporated herein by reference.

Except for the agreements described above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of Atlantica, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.    Material to be Filed as Exhibits

Exhibit A	Agreement Pursuant to Rule 13d-1(k).

Exhibit 2.1
Stock Purchase Agreement dated as of June 29, 2007 among Mirabella Holdings, LLC, Duane S. Jenson, Travis T. Jenson, Thomas J. Howells, Leonard W. Burningham (collectively with Duane S. Jenson, Travis T. Jenson and Thomas J. Howells, the “Sellers”), and Leonard W. Burningham, as the representative of the Sellers. (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Atlantica, Inc. on July 3, 2007 (the “Atlantica Form 8-K”).)

Exhibit 2.2
Share Escrow and Reset Agreement dated as of June 29, 2007 among Mirabella Holdings, LLC, Leonard W. Burningham, as the representative of the Sellers, the Sellers, Atlantica, Inc. and the escrow agent thereunder. (Incorporated by reference to Exhibit 10.3 to the Atlantica Form 8-K.)

SCHEDULE 13D
CUSIP No. 049143209	Page 8 of 9

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 11, 2007

MIRABELLA HOLDINGS, LLC

By:	Alan D. Gordon GS Trust, its Member

	By:	/s/ Alan D. Gordon
		Name:	Alan D. Gordon
		Title:	Trustee

ALAN D. GORDON GS TRUST

By:	/s/ Alan D. Gordon
	Name:	Alan D. Gordon
	Title:	Trustee

/s/ Alan D. Gordon
ALAN D. GORDON

SCHEDULE 13D
CUSIP No. 049143209	Page 9 of 9

SCHEDULE A

EXECUTIVE OFFICERS OF MIRABELLA HOLDINGS, LLC

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Mirabella Holdings, LLC (“Mirabella”) are set forth below. If no business address is given, the director’s or officer’s business address is Mirabella’s. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Mirabella. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Executive Officers
Name	Present Principal Occupation Including Name and Address(1) of Employer
Alan D. Gordon	President

      (1)  Same address as officer’s business address.